Vivos Therapeutics, Inc.

7921 Southpark Plaza, Suite 210

Littleton, Colorado 80120

September 8, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Vivos Therapeutics Inc. Registration Statement on Form S-3 Filed February 11, 2025 File No. 333-284834

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, Vivos Therapeutics, Inc. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 p.m. ET on Wednesday, September 10, 2025, or as soon as thereafter practicable.

Very truly yours,

/s/ R. Kirk Huntsman
R. Kirk Huntsman
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP